SUPPLEMENTAL DATA	Exhibit 99(h)
SIEMENS
ADDITIONAL INFORMATION (III) (unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the six months ended March 31, 2008 and 2007
(in millions of €)

	External revenue (location of customer)
										Asia, Australia,
	Europe, C.I.S.*, Africa			therein Germany			Americas			Middle East			Total
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
Sectors
Industry Sector	10,030	9,856	2%	3,545	3,551	(0)%	4,382	4,340	1%	3,296	2,676	23%	17,708	16,872	5%
Energy Sector	4,201	3,717	13%	836	962	(13)%	2,452	2,145	14%	3,199	3,414	(6)%	9,852	9,276	6%
Healthcare Sector	2,090	1,731	21%	463	420	10%	2,349	2,086	13%	908	724	25%	5,346	4,541	18%
Cross-Sector Businesses
Siemens IT Solutions and Services	1,616	1,766	(8)%	708	778	(9)%	220	234	(6)%	50	43	16%	1,886	2,043	(8)%
Siemens Financial Services (SFS)	215	211	2%	73	77	(5)%	108	104	4%	3	1	310%	326	316	3%
Reconciliation to Siemens	1,253	1,227	2%	448	555	(19)%	74	177	(58)%	51	279	(82)%	1,377	1,683	(18)%

Siemens	19,405	18,508	5%	6,073	6,343	(4)%	9,584	9,085	5%	7,505	7,137	5%	36,494	34,730	5%

*)	Commonwealth of Independent States.

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